October 2nd, 2006

Mr. Christopher White

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. White:

Please find attached Cistera Networks’ responses to SEC Comments (File # 000-17304). As in previous responses, Cistera has amended certain filings that will be re-submitted when this review has been approved.

In all instances, Cistera has chosen to utilize the most conservative accounting practices available for revenue and expense recognition purposes and classification of financial instruments.

Please let me know, after your review of this document, if there will be any additional comments or questions pertaining to the SB2 submittal. If you have any questions or concerns, please do not hesitate to contact me at (972) 381-4695.

Regards,

/s/

Jim Miller

VP-Operations

Cistera Networks

jmiller@cistera.com

17304 Preston Rd. Suite 975

Dallas, TX 75252

CNH HOLDINGS COMPANY RESPONSE TO SEC COMMENTS

RE:	Cistera Networks, Inc
Form 10-KSB for the Fiscal Year Ended March 31, 2005
Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
Form 10-QSB for the Fiscal Quarter Ended December 31, 2005

Registration Statement on Form SB-2

File No. 000-17304

Filed August 24, 2005

NOTE: Company Name Changed to Cistera Networks Inc. (OTCBB: CNWT) Effective 9/27/2005

Form 10-KSB for the Fiscal Year Ended March 31, 2005

Item 6 Management’s Discussion and Analysis or Plan of Operations

Critical Accounting Policies

Revenue Recognition, page 11

1.

We note your analysis supporting your conclusion that your software is incidental to your products and services as a whole in response to prior comment number 1. However, your analysis does not adequately explain why an indicator is supporting your conclusion. You state that you do not market or sell the software application separate from the server hardware in your analysis. However, it appears as though software would be a significant focus of the marketing efforts for your product line even though you do not sell the software separately. Further, your response states that you provide PCS (software maintenance and upgrades on a when and if available basis) and indicates you have incurred significant costs within the scope of SFAS 86. Based on the weight of these indicators, it appears that your software is not incidental to your products and services as a whole. Therefore, the software element of this arrangement should be accounted for pursuant to SOP 97-2, as amended by SOP 98-9. Please revise or advise accordingly.

Response: Cistera has agreed to amend our policy of recognizing revenue for the sales, installation and support of our Convergence Servers (CCS Models) in accordance with SOP97-2, as amended by SOP 98-9. The timing of the process from sales through installation is of such a short nature (less than 30 days) that Cistera maintains any potential impact on previous reporting periods is not material enough to warrant adjustments to previous 10K-SB’s or 10Q-SB’s in the reporting periods covered through March 31, 2006.

2.	Please address the following with respect to the non-software elements provided in your arrangements:

•

For software arrangements that contain a hardware element, tell us your consideration of EITF Issue No. 03-5 to determine whether software is essential to the functionality of the hardware and hence, in the scope of SOP 97-2. If it is essential to the functionality of the hardware, the hardware and hardware related services would also be in the scope of 97-2. If it is not essential to the functionality, the hardware and hardware related services would need to be separated from the software elements pursuant to the allocation guidance of EITF 00-21. Please advise.

Response: Cistera has agreed to include the revenue recognition of hardware and hardware related services under the guidance of SOP 97-2, as amended by SOP 98-9.

•

For arrangements that contain multiple elements, tell us whether you have established vendor-specific objective evidence (VSOE) of fair value to allocate value to the elements in the arrangement pursuant to paragraph 10 of SOP 97-2. If you have not established VSOE of fair value for one or more elements, tell us your consideration for paragraph 12 of SOP 97-2, as amended by SOP 98-9.

Response: Cistera Networks has been able to establish and verify VSOE for our hardware/software products and services through the individual sales and re-sales of these items to re-seller clients (paragraph 10 SOP 97-2). Cistera will use the VSOE as determined through this process to allocate revenue to the individual elements of our sales through each step of the sales and delivery process for re-sellers as defined by SOP 97-2, amended by SOP 98-9.

3.

Your response to prior comment number 2 indicates that your arrangements contain acceptance provisions, and you do not believe that these acceptance provisions would require you to defer revenue for your product deliverable. You appear to have reached this conclusion, in part, as your arrangements do not contain conditions found in items 1 through 3 of SAB Topic 13, Section A.3.b. However, your response also states that your arrangements “contain client acceptance criteria that identify specific areas of functionality to be enabled during the installation process.”  Therefore, it appears that your acceptance provision is similar to the provisions noted in items 2 and 3 of SAB Topic 13, Section A.3.b. Please provide a full analysis of SAB Topic 13, Section A.3.b to support your conclusion; ensure that this analysis is persuasive enough to overcome the presumption that a seller should not recognize revenue until customer acceptance occurs. We also refer you to the guidance of SOP 97-2, paragraphs 13, 14 and 20, and Technical Practice Aid 5100.67. Note, if you conclude that your acceptance provisions do not require you to defer revenue for your product, clarify why you defer revenue for the installation services until such acceptance has occurred as opposed to recognizing revenue as such services are performed.

Response: SAB Topic 13, Section A.3.b (Customer Acceptance) reads as follows: “After delivery of a product or performance of a service, if uncertainty exists about customer acceptance, revenue should not be recognized until acceptance occurs. Customer acceptance provisions may be included in a contract, among other reasons, to enforce a customer’s rights to: (1) test the delivered product, (2) require the seller to perform additional services subsequent to delivery of an initial product or performance of an initial service (e.g., a seller is required to install or activate delivered equipment), or (3) identify other work necessary to be done before accepting the product. The staff presumes that such contractual customer acceptance provisions are substantive, bargained-for terms of an arrangement. Accordingly, when such contractual customer acceptance provisions exist, the staff generally believes that the seller should not recognize revenue until customer acceptance occurs or the acceptance provisions lapse.”

In the Cistera sales and delivery process for our CCS Convergence Platforms, customer acceptance is an internal requirement by Cistera to complete any implementation where Cistera has been contracted by our re-seller partner to provide installation services. The important point to consider regarding these services is that solution installation and staff training are scheduled within weeks of the platform sale through the re-seller partner and the actual delivery of contracted installation and training services to the end-user typically takes 2 days to fully complete. Most of our installations are done remotely via virtual private network access and most of the configuration work required for these installs is handled by the end-user (client) IT staff. The process where revenue deferral/recognition would occur typically covers no more than 2 weeks from sales to completed installation. Also, Cistera’s acceptance provisions refer only to installations where Cistera has been contracted specifically for install services and these provisions do not contain cancellation or trial/evaluation provisions for the CCS hardware and software. Finally, it is relevant to note that title of ownership for Cistera’s CCS Convergence Platforms transfers to the re-seller partner when the CCS equipment has left Cistera’s shipping dock. All of these facts would seem to clearly indicate that the timeframe for completing the sales and delivery process is not material in the determination of revenue/expense deferral and Cistera’s customer acceptance provisions leave no doubt as to the certainty and validity of the sales transaction and ownership transfer.

Note 11 – Convertible Debt, page F-15

4.

We note your responses to prior comment number 4, which indicates that you did not have sufficient and authorized shares available to settle your contracts from the settlement of the XBridge acquisition (on May 19, 2005), until the effective date of the authorized share increase (on September 21,2005). Your response further indicates that you believe you have met the criteria of EITF 00-19 as you control the timing of the filing and effectiveness of the registration statement. However, as you were required to obtain shareholder approval to increase your authorized shares, the share settlement was not within your control; we refer you to EITF 00-19, paragraph 19. Therefore, the embedded conversion option is required to be bifurcated from the debt host and accounted for as a derivative pursuant to SFAS 133. Provide us with a materiality analysis for reporting period prior to the increase in authorized shares that shows the affect of not having sufficient authorized shares in accordance with SAB 99.

Response: In the Convertible Note Purchase Agreement executed by each investor in Cistera’s Private Placement, the following paragraph defined the conversion rights in this Agreement:

Section 4.2 Conversion Into Common Stock: Holders shall have the right to convert, upon thirty (30) days notice, the principal and accrued interest of the Note, in whole or in part, into shares of Common Stock at then current Conversion Price Per Share, on any Interest Compounding Date occurring after the Registration Date. All notices of conversion must be accompanied by surrender of the Note, in the form specified in section 4.4, to be so converted and shall be deemed to be converted on the date set forth in the written notice; provided, such notice is properly given.

As defined in the original investor documents, investors in the Private Placement did not have the right to convert their note into shares until after the registration date. This conversion right was granted to investors in a letter issued to private placement participants in late September, 2005, after the authorized share increase had been approved by shareholders.

Merger with XBridge Software, Inc.

5.

Your response to prior comment number 6 indicates that since XBridge had no other identifiable intangible assets, “it seems more than reasonable for Cistera to conclude from the guidance provided by paragraph 39 and Appendix A of SFAS 141 that the intellectual property assets were the only acquired intangible property through this acquisition.”  Clarify how you considered the guidance of SFAS 141, paragraph 43, when reaching this conclusion. That is, you are required to allocate the excess cost over the fair value of acquired net assets to goodwill. Therefore, based on this guidance, it is not permissible to allocate excess cost to an intangible asset other than goodwill. In this respect, we note that the amount allocated to acquired intellectual property as noted in your December 31, 2005 Form 10-QSB (i.e. $4,852,576) is different than the amount determined using a discounted present value cash flow (i.e. $4,911,779) and the amount determined by an independent valuation firm (i.e. between $3-$4 million). Please tell us why the recorded amount of intellectual property is not the same either of the valuations used to support such amount. Additionally, clarify why the two valuations used to support the recorded amount generated significantly different results and why you believe that your valuation is more accurate than the valuation performed by the independent valuation firm.

Response: The purchase price paid by Cistera Networks to acquire XBridge Software was $5,301,600. The only identifiable intangible assets held by XBridge Software were the intellectual property rights that were originally valued at $4,852,576 by Cistera Networks at the time of the merger with XBridge Software. Subsequent to the merger, an independent third-party consultant performed a valuation analysis of XBridge Software (at the period of time prior to the merger) and calculated a value for XBridge Software in the range of $3-$4Million.

Cistera has made the decision to use the mid-point of this valuation range ($3.5M) as the value for XBridge Software, and the difference between this amount and the purchase price ($1,801,600) was classified as Goodwill. Cistera management felt this third-party valuation was the most accurate and realistic representation of the value received in XBridge intellectual property and the decision was therefore made to declare the amount originally booked into Goodwill as impaired and expensed in FY 2006. To reflect the decision process behind these changes to goodwill, Cistera will file Form 8K, item 4.02 (Non-Reliance on Previously Issued Financial Statements).

Paragraph 19 of SFAS 142 states that the first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. The guidance in paragraphs 23-25 shall be used to determine the fair value of a reporting unit. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment shall be performed to measure the amount of impairment loss, if any. The carrying amount of XBridge was $5,300,000. This was based on the market value of the stock issued to acquire XBridge. Based on the independent valuation done subsequent to the acquisition, and on paragraphs 23-25 of SFAS 142, XBridge’s fair value was determined to be between $3 and $4 million. The mid-point amount of $3.5 million was determined to be the fair value of XBridge. Since the carrying amount was greater than the fair value, the second step of the goodwill impairment was performed.

Paragraph 20 of SFAS 142 states that the second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The guidance in paragraph 21 shall be used to estimate the implied fair value of goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. Paragraph 21 of SFAS 142 states that the implied fair value of goodwill shall be determined by allocating the fair value of the reporting unit to all of the assets and liabilities of that unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. The fair value of XBridge was determined to be $3.5 million based on the independent valuation done subsequent to the acquisition. Net assets acquired in the acquisition were valued at $782,245, and intellectual property acquired in the acquisition was valued at $2,717,755. That makes up the full amount of the $3.5 million. Based on the allocation that was done, the implied fair value of goodwill was $0, therefore the goodwill was considered impaired and written off.

6.

Your response is not supportive of your decision to assign a 15-year life to the intellectual property acquired. Your response still indicates that you calculated the estimated fair value of the intellectual property using a 10-year life.  Therefore, unless evidence to contrary exists, it appears that this is the period over which it will contribute to cash flows and, hence the period such intangible assets should be amortized. Please revise or advise as appropriate.

Response: Cistera Networks will adjust the amortization period for the newly acquired intellectual property from XBridge Software to 10 years. This period will match the current estimated useful life calculated by Cistera management for this intellectual property.

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